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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Homeland Energy Solutions, LLC
(Name of Issuer)
Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
April 29, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Golden Grain Energy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Iowa

	5	SOLE VOTING POWER

NUMBER OF		5,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.47%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	Other—Limited Liability Company

SCHEDULE 13G
Item 1(a)	Name of Issuer.

Homeland Energy Solutions, LLC

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2779 Highway 24 Lawler, Iowa 52154

Item 2(a)	Name of Person Filing.

Golden Grain Energy, LLC

Item 2(b)	Address of Principal Business Office.

1822 43rd Street SW Mason City, Iowa 50401

Item 2(c)	Place of Organization.

State of Iowa

Item 2(d)	Title of Class of Securities.

Membership Units

Item 2(e)	CUSIP Number.

Not Applicable

Item 3	Reporting Person.

Not Applicable

Item 4	Ownership.
(a)	Amount beneficially owned: 5,000

(b)	Percent of class: 5.47%

(c)	Number of shares as to which the person has
(i)	Sole power to vote or to direct the vote: 5,000

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 5,000

(iv)	Shared power to dispose or to direct the disposition of:
Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009 (Date)
/s/ Walter Wendland
(Signature)
Walter Wendland, President and CEO
(Name and Title)